Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
January 25, 2012
NEWS RELEASE

SPECIAL COMMITTEE OF HELIX BIOPHARMA CORP. PROVIDES UPDATE TO SHAREHOLDERS

INTERIM REPORT OF ERNST & YOUNG LLP RECEIVED

AURORA, Ontario, January 25, 2012 – The Special Committee of the Board of Directors of Helix BioPharma Corp. (TSX, NYSE Amex, FSE: HBP) (the “Company” or “Helix”) announces that Ernst & Young LLP (“Ernst & Young”) has delivered its Interim Report. As announced on December 6, 2011, the Special Committee engaged Ernst & Young to assist the Special Committee in the investigation of the conduct of certain shareholders and parties related to these shareholders.

Ernst & Young’s Interim Report contains a number of findings that are troubling to the Special Committee, including:

There was some degree of confusion with respect to the roles of Andreas and Veronika Kandziora and the two companies with which they are associated, ACM Alpha Consulting Management Est. (“ACM Est.”) and ACM Alpha Consulting Management AG (“ACM AG”) in their interactions with European investors in Helix securities. For example,

o

Documents provided to Ernst & Young include July 25, 2010 correspondence from Andreas Kandziora to a potential investor stating that ACM Alpha Consulting Management (www.alpha-cm.com) is the exclusive European representative of Helix BioPharma, responsible for finding/selecting investors willing to buy shares in that company. Their business activity was presented as including share acquisitions (including private placements) and later share disposals for customers. The documents also indicated that all the arrangements are run and supervised by ACM Alpha Consulting Management and further indicate that an investor is bound with ACM under an investment agreement which describes the conditions of participating in the transaction and share of profits depending on the volume of funds invested.

A number of European investors in Helix have confirmed to Ernst & Young that they received contractual promises undertakings or guarantees on the future values of their investments in Helix securities from ACM AG. For example, from documents provided to Ernst & Young:

o	Correspondence from Andreas Kandziora to a potential investor offered returns based on the amount invested in Helix ranging from 17% returns over 12 months to 70% returns over 24 months.

o

Promotional documents sent to a prospective investor from ACM Est. stated that under a private placement a guarantor would guarantee the initial capital and that there was an ability to guarantee the minimum return from the investment of 7.5% per year. The documents indicated that there was an option for individual regulation of the amount of the investment, the duration of the contract and the minimum guaranteed return from the investment. They also indicated a profit guarantee in case of investment above 1 Million EUR.

o	In one investor’s contract with ACM AG, the investment of 9,100,000 PLN was guaranteed to return 13,195,000 PLN after one year and 17,290,000 PLN after two years.

Ernst & Young received a copy of a January 5, 2012 email from a bank that has been associated with the Kandzioras, making an offer to two shareholders to buy their Helix shares.

ACM Est. and ACM AG reported purchases of 426,000 Helix shares on the TSX in the period from July 6, 2011 to August 23, 2011 in the 13D report filed on October 3, 2011. Ernst & Young was unable to reconcile all the reported purchases to the TSX daily traded volumes for those days.

To date Ernst & Young has collected information primarily through interviews with Helix management, certain investors and their advisors and documents provided by such persons. Ernst & Young has reported that it has significant work to do to complete its investigation. Its Interim Report is subject to the results of its remaining procedures, and limited by constraints such as the time available, the limited number of European investors who agreed to meet with Ernst & Young and the limited number of documents obtained. Ernst & Young was unable to interview Andreas Kandziora. After arranging a meeting with Andreas Kandziora for January 12, 2012 he cancelled the meeting at the last minute due to other commitments and has not responded to further requests to reschedule the meeting.

The Special Committee informs shareholders that none of the activities set out above have been in any way sanctioned by the Company. These activities, if proven, are improper and inexcusable.

The Special Committee is concerned about the involvement of Andreas and Veronika Kandziora as leaders of the Concerned Shareholders group. After an exchange of letters from counsel to management and counsel to the Concerned Shareholders, the Special Committee has the Concerned Shareholders to facilitate an update of their disclosure on the issues and involvement of the Kandzioras in their solicitation. Counsel for the Concerned Shareholders has advised that in their view such an update is not required.

The Special Committee has just received the respondents materials in the application commenced December 7, 2011. The Special Committee is reviewing such materials in conjunction with the Ernst & Young Interim Report. The Special Committee is carefully reviewing next steps.

As stated above, Ernst & Young was engaged to investigate the conduct of certain shareholders and parties related to these shareholders. Their work is ongoing. Ernst & Young is a global leader in assurance, tax, transaction and advisory services, which includes independent investigation and dispute services.

As previously announced, the Special Committee was appointed on November 16, 2011 by the Company’s Board of Directors. The members of the Special Committee are Jack M. Kay and W. Thomas Hodgson. The Special Committee continues to be advised by Norton Rose Canada LLP.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix's product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX, NYSE Amex and FSE under the symbol "HBP".

Investor Relations:

Helix BioPharma Corp.
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities laws, regarding the development of products by Helix for the prevention and treatment of cancer based on its proprietary technologies; the current Board and management’s plans, next steps, and vision for the Company; and the activities of the Dissident Group and the negative impact such activities would have on the Company and its shareholders. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, receipt of necessary additional funding, strategic partner support and regulatory approvals; the safety and efficacy of the Company’s drug candidates; the election of the Management slate of director nominees; the timely provision of services and performance of contracts by third parties; and future revenue, costs and expenditures. Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties including without limitation, the election of the Dissidents’ nominees to Helix’s board of directors and uncertainty surrounding the Dissidents’ plans for the Company; the outcome of the Company’s upcoming annual general meeting; actions by the Dissident Group; the timing of the annual general meeting; the outcome of the Special Committee’s court application; the commencement and outcome of other court or legal proceedings; the outcome of investigations conducted by the Special Committee including those carried out by Ernst & Young LLP; uncertainty of the availability of needed capital; uncertainty whether the Company’s drug candidates under development will be successfully developed and commercialized; whether clinical trials will proceed as planned or at all, and the risk of negative results; research and development risks, including, but not limited to, manufacturing risks and reliance on third-party service providers; insurance and intellectual property risks; the effect of competition; the risk of technical obsolescence; uncertainty about the market opportunity for Helix’s products; uncertainty whether the Company will be able to obtain an appropriate pharmaceutical or strategic partner for the drug candidates; changes in business strategy or plans; general economic conditions; and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report or identified in the Company’s other public filings with the Canadian securities administrators at www.sedar.com or with the SEC at www.sec.gov. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement and are made as of the date of this News Release. Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions , opinions or expectations, or other circumstances change, except as required by law.